N E W S R E L E A S E

June 18, 2004

Toronto Stock Exchange (Venture) Symbol: "WND"
Berlin Stock Exchange Symbol: "WWE"
Issued and Outstanding: 13,818,024
Including 1,150,000 escrow shares

NB Power and Eastern Wind Power Inc. begin Wind Energy Project

Fredericton, New Brunswick-New Brunswick Power (NB Power) and Eastern Wind Power Inc., a wholly owned subsidiary of Western Wind Energy Inc. (TSX-V: WND), announced today they are finalizing the terms of a power purchase agreement ("PPA") for a 20 MW wind farm at Dark Harbour on the western coast of Grand Manan.

Eastern Wind Power is based in Quispamsis, NB. Western Wind Energy Inc. (WND) is North America's only publicly traded wind energy company and has wind projects in development in California and Arizona.

The Company was the successful proponent following a public request for proposal process. New Brunswick Power is finalizing the power purchase agreement with Eastern Wind Power, a wholly-owned subsidiary of Western Wind Energy.

"We are delighted to have won the confidence and support of New Brunswick Power", said Jeff Ciachurski, President of Western Wind Energy. Paul Woodhouse, President and Director of Eastern Wind Power Inc. was present at the announcement and said he was both "gratified and ecstatic" that NB Power had chosen Eastern Wind as the company that would help to implement the utility's ambitious and far-sighted goals. He also congratulated NB Power on its renewable energy policies.

The proposed wind farm, to be developed, owned and operated by Eastern Wind, will have 11 turbines, each 78 metres high with three blades 39 metres long.

NB Power Distribution and Customer Service will purchase the output and environmental attributes from the project through a 20-year power purchase agreement. The project would produce zero emission energy that will displace a similar quantity of fossil-fired generation. The wind farm is expected to be generating electricity as early as the fall, 2005.

This is the first phase of NB Power's long-term objective to acquire 100 MW from renewable energy projects by 2010. This approach to energy development, involving the private sector and giving priority to renewable resources, aligns with the new Electricity Act and the Provincial Government's energy policy orientation.

Western Wind Energy Corporation is a vertical developer of wind energy electrical generation projects. Currently the Company has 535 megawatts of advanced stage wind projects in development including the first ever win energy power purchase agreement executed in the State of Arizona.

NB Power Media Contact-Bob Scott, NB Power, at (506) 458-6850

WND Media Contact-Jeff Ciachurski at (604) 781-4192 or

EWP Media Contact-Paul Woodhouse at (506) 650-8038

ON BEHALF OF THE BOARD OF DIRECTORS
"Jeffrey J. Ciachurski"

Jeffrey J. Ciachurski
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.